

September 23, 2010

Alejandro San Miguel, Esq.
General Counsel and Corporate Secretary
GLG Partners, Inc.
399 Park Avenue, 38th Floor
New York, New York 10022

   Re: GLG Partners, Inc.
     Schedule 14D-9
     Filed on September 21, 2010
     File No. 005-82299

Dear Mr. San Miguel:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Introduction, page 1

1. You state that the combined Tender Offer Statement and Schedule 13E-3 Transaction Statement with respect to the Public Warrants was filed under cover of Schedule TO by GLG Partners, Inc. pursuant to Rule 13e-4, Rule 13e-3 and Rule 14d-9 under the Securities Exchange Act of 1934. It is unclear how the Schedule TO/13E-3 was filed pursuant to Rule 14d-9. Please revise.

The Solicitation or Recommendation, page 2

2. We note your statement that in "determining to make no recommendation, the board of directors of GLG considered that GLG was contractually obligated by the terms of the Merger Agreement to commence the Offer," and your incorporation by reference from certain sections of the Offer to Purchase. Neither the quoted statement nor the material incorporated by reference appear to state the reasons why the board determined to make no recommendation, as required by Item 4 of Schedule 14D-9 and corresponding Item

1012(b) of Regulation M-A. As noted in Item 1012(b) itself, conclusory statements are not sufficient disclosure. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3428 if you have any questions regarding our comments, or, if you require further assistance, you may call Nicholas P. Panos, Senior Special Counsel, at (202) 551-3266. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Evan S. Jacobson
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Via Facsimile (646) 710-5122
        J. Allen Miller, Esq.
        Sey-Hyo Lee, Esq.
        Chadbourne & Parke LLP